# SEC Schedule 13G/A (Amendment No. 23) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Silgan Holdings Inc., CIK 0000849869
CUSIP: 827048109
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 4 Landmark Square, Suite 400, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001199502

## Reporting persons
- R. Philip Silver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,105,685; shared voting power 0; sole dispositive power 10,105,685; shared dispositive power 0; aggregate amount beneficially owned 10,105,685 (9.5% of the class)

## Item 1. Issuer
Name of issuer: Silgan Holdings Inc.
Address of issuer's principal executive offices: 4 Landmark Square, Suite 400, Stamford, CT, 06901

## Item 2. Person Filing
Name of person filing: R. Philip Silver
Address of principal business office or, if none, residence: The business address of R. Philip Silver is c/o Silgan Holdings Inc., 4 Landmark Square, Suite 400, Stamford, Connecticut 06901.
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, Mr. Silver may be deemed to be the beneficial owner of 10,105,685 shares of Common Stock. This amount consists of: (i) 61,411 shares of Common Stock owned directly by Mr. Silver over which he has sole voting and dispositive power and (ii) 10,044,274 shares of Common Stock owned by a family revocable trust for which Mr. Silver is the trustee with sole voting and dispositive power.
Percent of class: According to the Issuer's most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2025, the number of shares outstanding of the Issuer's Common Stock as of February 1, 2025 was 106,794,650. The shares of Common Stock which Mr. Silver may be deemed to beneficially own as of March 31, 2025 constitute approximately 9.5% of such total number of shares of Common Stock outstanding.
Sole power to vote or to direct the vote: 10,105,685
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,105,685
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Not applicable.

## Signatures
- R. Philip Silver: /s/ R. Philip Silver, R. Philip Silver (04/11/2025)